December 23, 2019

Mr. David Manion

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review & Accounting Office

100 F Street N.E.

Washington DC 20549

Re: Nuveen Closed-End and Open-End Funds – Sarbanes Oxley Review

Dear Mr. Manion:

This letter addresses the comments you provided in a telephone discussion on November 21, 2019, regarding reviews performed by the staff of the U.S. Securities and Exchange Commission (the “SEC Staff”) of certain regulatory filings made by the Nuveen closed-end and open-end registered investment companies listed on Appendix A attached hereto, (each a “Fund” or “Registrant” and collectively, the “Funds” or “Registrants”), and advised by Nuveen Fund Advisors, LLC (the “Adviser”). Each comment is shown below followed by our response.

1)

Comment: In the Form N-CSR filings filed on June 6, 2019 for each Nuveen Municipal Trust and Nuveen Investment Funds, Inc., the Report of Independent Registered Public Accounting Firm does not identify the auditor of the Funds. Please consider amending the filings to identify the auditor.

Response: The SEC Staff is correct in identifying that the Report of Independent Registered Public Accounting Firm for each Registrant dated May 29, 2019 did not identify the auditor of the Funds. The Registrants amended these Form N-CSR filings on December 16, 2019 (accepted 16-Dec-2019 18:09 for Municipal Trust and 16-Dec-2019 18:11 for Nuveen Investments Funds, Inc.) to identify the auditor of the Funds, which is PricewaterhouseCoopers, LLP.

2)

Comment: The Funds’ Notes to Financial Statements includes a Borrowing Arrangements disclosure that provides, for each Fund’s borrowings utilization period during the current fiscal period, (1) the average daily balance outstanding and (2) the average annual interest rate. Please consider enhancing the Funds’ disclosure to include the number of days in the borrowings utilization period.

Response: Beginning with the Funds’ shareholder reports dated September 30, 2019, the Borrowing Arrangements disclosure has been enhanced to include the number of days the borrowings were outstanding during the current fiscal period as follows (new disclosure underlined):

Example:
Nuveen Symphony High Yield Income Fund’s September 30, 2019 annual report.

Utilization period (days outstanding)	1
Average daily balance outstanding	$17,800,000
Average annual interest rate	3.21%

3)

Comment: Nuveen High Income November 2021 Target Term Fund (JHB) has a rehypothecation arrangement disclosed in its December 31, 2018 annual report which describes that the Fund has entered into a rehypothecation Side Letter with its credit agreement lender, allowing it to re-register a portion of its collateral in its own name or in a name other than the Fund’s to pledge, repledge, hypothecate, rehyphothecate, sell, lend or otherwise transfer or use the collateral (the “Hypothecated Securities”) with all rights of ownership as described in the Side Letter. For this rehypothecation arrangement, please explain the following:

a.

Does the Fund maintain “effective control” of the Hypothecated Securities? In determining “effective control” please refer to the SEC Staff Division of Investment Management’s Generic Comment Letter for Investment Management Chief Financial Officers (“Dear CFO”) letter dated November 7, 1997.

b.	How does the Fund account for the Hypothecated Securities under U.S. generally accepted accounting principles (“U.S. GAAP”) as financing and financial instruments accounting?

c.	Who receives the income from the Hypothecated Securities?

d.	How did the Fund determine that the Hypothecated Securities are not securities lending transactions?

Response:

a.

Does the Fund maintain “effective control” of the Hypothecated Securities? Yes, the Fund maintains “effective control” of the Hypothecated Securities. The Fund has entered into a credit agreement with a bank (the “Lender”). In connection with the Fund’s credit agreement, the Lender and the Fund enter into a Side Letter giving the Lender the ability to rehypothecate collateral pledged to the lender by the Fund and maintained at a third party custodian, provided that the then-current market value of the collateral the Lender rehypothecates does not exceed the then-outstanding principal balance of the Lender’s loan to the Fund. If a mismatch occurs, the Lender is required to promptly return the excess to the Fund’s pledge account at the third party custodian. The Fund maintains effective control under the Side Letter because it contractually retains the right and sole discretion to designate any securities as ineligible for rehypothecation and to recall at any time Hypothecated Securities, including for purposes of exercising voting rights with respect thereto. The Side Letter also permits the Fund to receive dividends, interest and other distributions on the collateral it has pledged.

Accounting for sales of financial instruments are governed by Accounting Standards Codification (“ASC”) 860 Transfers and Servicing (“ASC 860”). ASC 860-10-40-24 states that if the following criteria are met, the Fund is determined to maintain “effective control” over such assets:

i.	the assets to be repurchased or redeemed are the same or substantially the same as those transferred;

ii.	the transferor is able to repurchase or redeem them on substantially the agreed upon terms, even in the event of default by the transferee;

iii.	the agreement is to repurchase or redeem them before maturity, at a fixed or determinable price: and

iv.	the agreement is entered contemporaneously with, or in contemplation of, the transfer.

Given the terms of the Fund’s Side Letter and the criteria of ASC 860-10-40-24, management has determined that the Fund maintains “effective control.”

b.

How does the Fund account for the Hypothecated Securities under U.S. GAAP as financing and financial instruments accounting? ASC-860-10-40-5 requires that, in order for sale accounting to be applied, the transferor, its consolidated affiliates included in the financial statements being presented, or its agents do not maintain effective control over the transferred financial assets or third-party beneficial interests related to those transferred assets. As noted above, the Fund maintains “effective control” of the Hypothecated Securities. The Fund can recall the Hypothecated Securities on demand and the Fund receives principal, interest, dividends and other distributions paid on the Hypothecated Securities. Therefore, the Fund does not treat the pledge of collateral of the Hypothecated Securities as a sale and such securities are recognized as a holding in the Fund’s Portfolio of Investments (with an accompanying footnote disclosure noting that such securities have been hypothecated) and as a component of “Long-term investments, at value” on the Statement of Assets and Liabilities. The Fund also recognizes on its Statement of Operations any principal, interest, dividends and other distributions paid on the Hypothecated Securities.

c.

Who receives the income from the Hypothecated Securities? As described above, the Fund recognizes on its Statement of Operations any interest or dividend payments received on the Hypothecated Securities. If the question, however, is asking about whether the Fund receives income for permitting the Lender to rehypothecate the Hypothecated Securities, the Fund receives an economic benefit from permitting the Lender to hypothecate a portion of its collateral through a lower cost of borrowing on its outstanding loans. This lower cost of borrowing, in the neighborhood of 25 basis points, would be reduced or eliminated should the Fund elect to restrict or terminate the ability of the Lender to hypothecate such collateral.

d.	How did the Fund determine that the Hypothecated Securities are not securities lending transactions?

The Fund’s primary financing objective is to secure a committed borrowing facility (“Facility”) from a Lender. As part of the terms of this Facility, nearly all of the Fund’s assets are restricted and used to collateralize and secure the outstanding borrowing from the Lender. Enabling the Lender to use a portion of these restricted assets for its rehypothecation purposes is simply a pledge of collateral under the Facility, and does not constitute in form or substance a lending of those securities to the Lender. The Fund is not actively seeking to lend its securities to third parties and manage an ongoing pool of collateral, nor is it seeking to obtain incremental economic leverage from such transactions. Both the purpose, as well as the operational mechanics, are significantly different.

We do however recognize that permitting the Lender to rehypothecate a portion of the collateral securing the outstanding loan to the Fund has similar attributes to securities lending, and thus we have incorporated features within the rehypothecation framework to adhere to established securities lending norms/guidance. These aspects include, but are not limited to: (i) maintaining “effective control” of all hypothecated securities, (ii) having the ability to offset the loan liability against unreturned hypothecated securities, (iii) limiting the amount of rehypothecation to 98% of the outstanding loan amount, and the (iv) ability to restrict certain securities.

Sincerely,

/s/ Christopher M. Rohrbacher
Christopher M. Rohrbacher

Vice President and Secretary of the Open-End Funds and Co-General Counsel of the Adviser

/s/ E. Scott Wickerham
E. Scott Wickerham

Vice President and Funds’ Controller and Principal Financial Officer of the Funds

/s/ Gifford R. Zimmerman
Gifford R. Zimmerman

Vice President and Secretary of the Close-End Funds and Co-General Counsel of the Adviser

CC:	Audit Committee of the Funds
Eric Fess, Chapman & Cutler, LLP, Counsel to the Independent Board of Trustees of the Funds
Walter Kelly, Chief Compliance Officer and Vice President of the Funds

APPENDIX A

	File #	Registrant Name	Series ID	Series Name	Accession No.
1	811-22752	Nuveen Intermediate Duration Municipal Term Fund			0000891804-19-000321
2	811-22779	Nuveen Intermediate Duration Quality Municipal Term Fund			0000891804-19-000322
3	811-23051	Nuveen High Income 2020 Target Term Fund			0001193125-19-068633
4	811-23075	Nuveen High Income November 2021 Target Term Fund			0001193125-19-068640
5	811-23381	Nuveen High Income 2023 Target Term Fund			0001193125-19-068638
6	811-23141	Nuveen High Income December 2019 Target Term Fund			0001193125-19-068634
7	811-23195	Nuveen Credit Opportunities 2022 Target Term Fund			0001193125-19-068642
8	811-23262	Nuveen Emerging Markets Debt 2022 Target Term Fund			0001193125-19-068647
9	811-05309	NUVEEN INVESTMENT FUNDS INC	S000005558	Nuveen Minnesota Intermediate Municipal Bond Fund	0001193125-19-216879
10	811-05309	NUVEEN INVESTMENT FUNDS INC	S000005559	Nuveen Minnesota Municipal Bond Fund	0001193125-19-216879
11	811-05309	NUVEEN INVESTMENT FUNDS INC	S000005560	Nuveen Nebraska Municipal Bond Fund	0001193125-19-216879
12	811-05309	NUVEEN INVESTMENT FUNDS INC	S000005562	Nuveen Oregon Intermediate Municipal Bond Fund	0001193125-19-216879
13	811-05309	NUVEEN INVESTMENT FUNDS INC	S000005564	Nuveen Short Term Municipal Bond Fund	0001193125-19-166950
14	811-07747	NUVEEN MULTISTATE TRUST I	S000000545	Nuveen Arizona Municipal Bond Fund	0001193125-19-216874
15	811-07747	NUVEEN MULTISTATE TRUST I	S000000546	Nuveen Colorado Municipal Bond Fund	0001193125-19-216874
16	811-07747	NUVEEN MULTISTATE TRUST I	S000000548	Nuveen Maryland Municipal Bond Fund	0001193125-19-216874
17	811-07747	NUVEEN MULTISTATE TRUST I	S000000549	Nuveen New Mexico Municipal Bond Fund	0001193125-19-216874
18	811-07747	NUVEEN MULTISTATE TRUST I	S000000550	Nuveen Pennsylvania Municipal Bond Fund	0001193125-19-216874
19	811-07747	NUVEEN MULTISTATE TRUST I	S000000551	Nuveen Virginia Municipal Bond Fund	0001193125-19-216874
20	811-07751	NUVEEN MULTISTATE TRUST IV	S000000596	Nuveen Kansas Municipal Bond Fund	0001193125-19-216876
21	811-07751	NUVEEN MULTISTATE TRUST IV	S000000597	Nuveen Kentucky Municipal Bond Fund	0001193125-19-216876
22	811-07751	NUVEEN MULTISTATE TRUST IV	S000000598	Nuveen Michigan Municipal Bond Fund	0001193125-19-216876
23	811-07751	NUVEEN MULTISTATE TRUST IV	S000000599	Nuveen Missouri Municipal Bond Fund	0001193125-19-216876
24	811-07751	NUVEEN MULTISTATE TRUST IV	S000000600	Nuveen Ohio Municipal Bond Fund	0001193125-19-216876
25	811-07751	NUVEEN MULTISTATE TRUST IV	S000000601	Nuveen Wisconsin Municipal Bond Fund	0001193125-19-216876
26	811-07755	NUVEEN MULTISTATE TRUST II	S000008513	Nuveen California High Yield Municipal Bond Fund	0001193125-19-139422
27	811-07755	NUVEEN MULTISTATE TRUST II	S000055308	Nuveen California Intermediate Municipal Bond Fund	0001193125-19-139422
28	811-07755	NUVEEN MULTISTATE TRUST II	S000000552	Nuveen California Municipal Bond Fund	0001193125-19-139422
29	811-07755	NUVEEN MULTISTATE TRUST II	S000000554	Nuveen Connecticut Municipal Bond Fund	0001193125-19-139422
30	811-07755	NUVEEN MULTISTATE TRUST II	S000000555	Nuveen Massachusetts Municipal Bond Fund	0001193125-19-139422
31	811-07755	NUVEEN MULTISTATE TRUST II	S000000557	Nuveen New Jersey Municipal Bond Fund	0001193125-19-139422
32	811-07755	NUVEEN MULTISTATE TRUST II	S000000558	Nuveen New York Municipal Bond Fund	0001193125-19-139422
33	811-07873	NUVEEN MUNICIPAL TRUST	S000000286	Nuveen All-American Municipal Bond Fund	0001193125-19-166949
34	811-07873	NUVEEN MUNICIPAL TRUST	S000000289	Nuveen High Yield Municipal Bond Fund	0001193125-19-166949
35	811-07873	NUVEEN MUNICIPAL TRUST	S000000285	Nuveen Intermediate Duration Municipal Bond Fund	0001193125-19-166949
36	811-07873	NUVEEN MUNICIPAL TRUST	S000000288	Nuveen Limited Term Municipal Bond Fund	0001193125-19-166949
37	811-07873	NUVEEN MUNICIPAL TRUST	S000039680	Nuveen Short-Duration High Yield Municipal Bond Fund	0001193125-19-166949
38	811-07873	NUVEEN MUNICIPAL TRUST	S000047609	Nuveen Strategic Municipal Opportunities Fund	0001193125-19-166949
39	811-07943	NUVEEN MULTISTATE TRUST III	S000000560	Nuveen Georgia Municipal Bond Fund	0001193125-19-216872
40	811-07943	NUVEEN MULTISTATE TRUST Ill	S000000561	Nuveen Louisiana Municipal Bond Fund	0001193125-19-216872
41	811-07943	NUVEEN MULTISTATE TRUST III	S000000562	Nuveen North Carolina Municipal Bond Fund	0001193125-19-216872
42	811-07943	NUVEEN MULTISTATE TRUST Ill	S000000563	Nuveen Tennessee Municipal Bond Fund	0001193125-19-216872